Exhibit 12.1

Ratio of Earnings to Fixed Charges Great Lakes Dredge & Dock Corporation (dollars in thousands)

	2005		2006	2007	2008	2009

Pretax income (loss) from continuing operations (1)	$(10,393)		$1,270	$11,519	$9,126	$26,102
Fixed charges	29,866		31,521	26,055	24,931	24,338
Capitalized interest	-		-	-	(259)	(162)
Distributed income of equity investees	1,625		650	2,400	625	621

	$21,098		$33,441	$39,974	$34,423	$50,899

Fixed charges:
Interest expense and amortization of deferred financing costs	$23,275		$24,547	$18,209	$17,395	$16,393
Estimated interest expense in operating leases	6,591		6,974	7,846	7,536	7,945

Total fixed charges	$29,866		$31,521	$26,055	$24,931	$24,338

Ratio of earnings to fixed charges	0.7	(2)	1.1	1.5	1.4	2.1

(1)  Before adjustment for noncontrolling interests in consolidated subsidiaries and income (loss) from equity investees.

(2)  Deficiency in earnings totaled $8,768 in 2005.